UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Pharmasset, Inc.

(Name of Subject Company (Issuer))

Gilead Sciences, Inc.

Royal Merger Sub Inc.

Royal Merger Sub II Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

Brett A. Pletcher, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Franklin M. Gittes, Esq.

Stephen F. Arcano, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,177,775,885	$1,280,973

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $137 (i.e., the tender offer price) by (y) 81,589,605, the estimated maximum number of shares of Pharmasset common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,280,973	Filing Party: Gilead Sciences, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, “Schedule TO”) relating to the offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), Royal Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Gilead (“Merger Sub”), and Royal Merger Sub II Inc., a Delaware corporation and indirect wholly-owned subsidiary of Gilead (“Merger Sub II” and, together with Gilead and Merger Sub, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset”), at a price of $137 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

(1) The subsection titled “Debt Financing” in Section 12—“Source and Amount of Funds” is amended and supplemented to include the following after the last paragraph:

Senior Notes

On December 6, 2011, Gilead agreed to issue and sell to its underwriters $3.7 billion aggregate principal amount of senior unsecured notes (the “Senior Notes”) in an Commission -registered public offering. Gilead plans to use the proceeds to replace a portion of the amounts to be borrowed under the Debt Bridge Facility.

Special Mandatory Redemption. In the event that Gilead does not consummate the Offer on or prior to June 30, 2012, or the Merger Agreement is terminated any time prior thereto, Gilead will be required to redeem in whole and not in part the aggregate principal amount of the outstanding Senior Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) July 31, 2012, if the Offer has not been consummated on or prior to June 30, 2012, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement for any reason.

Optional Redemption. Each series of the Senior Notes will be redeemable as a whole or in part, at our option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the series of Senior Notes to be redeemed and (ii) the sum, as determined by an independent investment banking firm chosen by Gilead, of the present values of the remaining scheduled payments of principal and interest on the series of Senior Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at a benchmark U.S. Treasury rate plus a credit spread and accrued and unpaid interest on the notes to be redeemed to the date of redemption.

Change of Control. Upon the occurrence of a change of control triggering event in respect of a particular series of the Senior Notes, as specified in the indenture governing the Senior Notes, Gilead will be required to offer to repurchase all of the Senior Notes of that series at a purchase price of 101% of the aggregate principal amount of the Senior Notes to be repurchased plus accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants. The indenture governing the Senior Notes contains covenants that, among other things, limit the ability of Gilead and certain of its subsidiaries to:

•	incur liens;

•	enter into certain sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of Gilead’s assets.

These limitations are subject to a number of qualifications and exceptions that are set forth in the indenture governing the Senior Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Senior Vice President and General Counsel

ROYAL MERGER SUB INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

ROYAL MERGER SUB II INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 6, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

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